BITFUFU INC.

111 North Bridge Road, #15-01
Peninsula Plaza, Singapore 179098

February 2, 2024

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ryan Rohn
Stephen Krikorian
Matthew Derby
Mitchell Austin

Re:	BitFuFu Inc. (CIK No. 0001921158)
Registration Statement on Form F-4
Filed December 20, 2023, as amended
File No. 333-276181

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant BitFuFu Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, February 6, 2024, or as soon as practicable thereafter.

Very truly yours,

BITFUFU INC.

/s/ Leo Lu
Leo Lu
Chief Executive Officer

cc:	Loeb & Loeb LLP
Mitchell Nussbaum
Andrei Sirabionian

Wilson Sonsini Goodrich & Rosati
Dan Ouyang, Esq.